Exhibit 99.1

SUPERCOM ANNOUNCES APPOINTMENT OF DIRECTOR
AND INCREASE IN AUTHORIZED SHARE CAPITAL

New York, NY, and Ra’anana, Israel, August 26, 2005 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced the appointment of Mr. Daniel Spira as a Director and an increase in the authorized share capital of the Company following an Extraordinary General Meeting of Shareholders held at the offices of the Company in Ra’anana, Israel on Tuesday, August 23, 2005.

Mr. Spira is the founder and managing partner of a Tel Aviv-based accounting firm, Daniel Spira, Certified Public Accountants. The firm, which Spira founded in 1985, provides Internal auditing and professional services to numerous publicly traded and privately held technology firms based in Israel. “Daniel brings considerable financial experience and a strong background advising high technology companies to SuperCom’s Board of Directors and we are delighted that he has joined the Board, commented Mr. Eli Rozen, Chairman of the Board.

At the meeting, shareholders also approved an increase in the Company’s authorized share capital by NIS 135,000 (one hundred thirty five thousand New Israeli Shekels) divided into 13,350,000 (thirteen million three hundred fifty thousand) Ordinary Shares, nominal value NIS 0.01 each. Following the increase, the aggregate authorized share capital of the Company is NIS 400,000 (four hundred thousand New Israeli Shekels), divided into 40,000,000 (forty million) Ordinary Shares, nominal value NIS 0.01 each.

About SuperCom:
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.supercomgroup.com.
Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com